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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Amendment No. 5
to
SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

GOLDEN STATE VINTNERS, INC.
(Name of the Issuer)

Class A Common Stock, $.01 par value
Class B Common Stock, $.01 par value
(Title of Class of Securities)

38121K208 (Class B Common Stock)
(CUSIP Number of Class of Securities)

Jeffrey B. O'Neill
President and Chief Executive Officer
607 Airpark Road
Napa, California 94558
(707) 254-4900
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications of Behalf of Person(s) Filing Statement)

with copies to:
 Bruce Deming, Esquire
Jack Martel, Esquire
Farella Braun + Martel LLP
235 Montgomery Street
San Francisco, CA 94104
Telephone Number: (415) 954-4400

This statement is filed in connection with (check the appropriate box):

☒  a.    The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐  b.    The filing of a registration statement under the Securities Act of 1933.

☐  c.    A tender offer.

☐  d.    None of the above.

  Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

  Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of filing fee
$3,414,623	$276.24

*  For purposes of calculating the fee only, this amount assumes the aggregate cash payment of $3,414,623 by the Issuer to holders who would otherwise hold fractional shares immediately following a 5,900 to 1 reverse stock split of the Issuer's Class A and Class B Common Stock. The total cash payment, estimated to aggregate to 1,050,653 pre-split shares, is equal to $3.25 per pre-split share. The amount required to be paid with the filing of this Schedule 13E-3 equals .00008090 (.000081) times the aggregate value.

☒    Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$276.24
Form or Registration No.:	Schedule 13E-3
Filing Party:	Golden State Vintners, Inc.
Date Filed:	October 10, 2003

INTRODUCTION

        This Amendment No. 5 to the Rule 13E-3 Transaction Statement (this "Schedule 13E-3") is being filed by Golden State Vintners, Inc. (the "Company").

        The Company previously filed with the Securities and Exchange Commission a Definitive Proxy Statement (the "Proxy Statement") for the Company's Annual Meeting of Stockholders scheduled to be held on February 5, 2004 a copy of which was filed as Exhibit (a.1) under cover of the Company's Amendment No. 4 to Schedule 14A filed with the Securities and Exchange Commission on December 23, 2003.

        The information contained in the Proxy Statement, including all exhibits thereto, is hereby expressly incorporated herein by reference. Capitalized terms used but not defined herein shall have the meanings given to them in the Proxy Statement.

        All references to subsections in the Items below are to the subsection of the applicable Item in Regulation M-A.

Item 15. Additional Information.

        The information provided in the Proxy Statement in response to Item 15 is hereby supplemented by the following:

        On January 20, 2004, the Company issued a press release announcing that it had indefinitely suspended, until further notice, its proposed Reverse Stock Split. A copy of the press release is attached hereto as Exhibit (a.3) and is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

Item 16. Exhibits.

        Item 16 is amended by adding the following:

        (a.3) Press release issued by the Company on January 20, 2004 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed with the SEC by the Company on January 21, 2004).

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GOLDEN STATE VINTNERS, INC.
By:	/s/ JEFFREY B. O'NEILL
Name:	Jeffrey B. O'Neill
Title:	President and Chief Executive Officer
Date:	January 22, 2004

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Amendment No. 5 to SCHEDULE 13E-3
INTRODUCTION
  Item 15. Additional Information.
  Item 16. Exhibits.
SIGNATURE